SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Kristian Wiggert

Morrison & Foerster MNP

CityPoint, One Ropemaker Street

London EC2Y 9AW

England

+44-20-7920-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307325100	13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Asian Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,330,999 (includes 300,000 shares of common stock issuable upon exercise of warrants issued to Sofaer Capital Inc., an affiliate of Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund as a finders fee over which only Sofaer Capital Inc., Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund have shared voting power)

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

8,885,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,885,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 307325100	13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Global Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,330,999 (includes 300,000 shares of common stock issuable upon exercise of warrants issued to Sofaer Capital Inc., an affiliate of Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund as a finders fee over which only Sofaer Capital Inc., Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund have shared voting power)

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

8,885,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,885,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 307325100	13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,330,999 (includes 300,000 shares of common stock issuable upon exercise of warrants issued to Sofaer Capital Inc., an affiliate of Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund as a finders fee over which only Sofaer Capital Inc., Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund have shared voting power)

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

8,885,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,885,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Restructuring Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,180,999 (includes 150,000 shares of Common Stock issuable upon exercise of warrants issued to Restructuring Investors Limited as a finders fee)
9 SOLE DISPOSITIVE POWER

4,442,865
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,442,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Passlake Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,030,999
9 SOLE DISPOSITIVE POWER

566,676
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.54%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

22,030,999
9 SOLE DISPOSITIVE POWER

8,585,729
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,585,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

This statement on Schedule 13D/A (this “Statement”) related to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”).

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

Sofaer Capital Asian Fund has changed its name to Sofaer Capital Asian Hedge Fund, and Sofaer Capital Global Fund has changed its name to Sofaer Capital Global Hedge Fund. Further, principal business and principal office addresses of Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund have changed to c/o Citco Trustees (Cayman) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Island. Other than the foregoing, there has been no material change to the information previously filed with respect to this Item 2.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

This Item 4 is hereby amended by adding the following:

“Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust (“SCGHF”), has attached as Exhibit 1 to this Statement a letter, dated September 15, 2006, from SCGHF to the Board of Directors of the Company (the “Board”) notifying the Company of an intention to nominate individuals for election to the Board at the next annual meeting of the Company’s stockholders presently scheduled to take place on December 15, 2006. It has also attached as Exhibit 2 to this Statement another letter, dated September 15, 2006, from SCGHF to the Board, which discusses the reasons for such intention.

Except as otherwise described in this Item 4 of this Statement, as amended, the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes.”

5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	No material change.

B.	No material change.

C.	Passlake Limited acquired 30,068 shares of Common Stock on August 10, 2006.

D.	Not applicable.

E.	Not applicable.

8 of 11

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:     Letter, dated September 15, 2006, from SCGHF to the Board of Directors of the Company.

Exhibit 2:     Letter, dated September 15, 2006, from SCGHF to the Board of Directors of the Company.

9 of 11

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 15, 2006

SOFAER CAPITAL GLOBAL HEDGE FUND

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

RESTRUCTURING INVESTORS LIMITED

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

10 of 11

PERSISTENCY

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

PASSLAKE LIMITED

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

11 of 11